July 16, 2009
VIA EDGAR TRANSMISSION
Matthew Crispino, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Majesco Entertainment Company
Registration Statement on Form S-3
Filed June 15, 2009
File No. 333-159980

Form 10-K for the Fiscal Year Ended October 31, 2008
Filed January 29, 2009
File No. 001-32404
Ladies and Gentlemen:
     On behalf of Majesco Entertainment Company (the “Company”), we respond as follows to the Staff’s legal comments dated July 13, 2009 (the “Comment Letter”) relating to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) and Annual Report on Form 10-K (the “Annual Report”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.
Form S-3

General
1.	We note that you did not provide management’s report on your internal control over financial reporting pursuant to Item 308T of Regulation S-K in your Form 10-K for the fiscal year ended October 31, 2008. Failure to provide management’s report renders the Form 10-K materially deficient. As a result, you are not timely or current in your Exchange Act reporting and, thus, are ineligible to use the Form S-3. See Question 11 5.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K. Please withdraw your registration statement pursuant to Rule 477 under the Securities Act or advise.
Response: The Company believes that it did provide a materially adequate report of management’s evaluation on internal control over financial reporting in the Form 10-K.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 16, 2009

Accordingly, the Company believes that the Form 10-K is not materially deficient and the Company is therefore timely and current in regards to its Exchange Act reporting requirements and eligible to use the Form S-3.

As discussed in response to the Staff’s comment number 3 below, management had performed its assessment of internal control over financial reporting as of October 31, 2008. In addition, management was clearly aware of the obligation to report on this pursuant to Item 308T of Regulation S-K. To this end, a risk factor on page 12 of the Form 10-K states that the Company is required to include in its Form 10-K an assessment of the effectiveness of its internal control over financial reporting. The risk factor also contains an affirmative statement that the Company believes it has in place adequate control procedures over financial reporting, but it cannot be certain such controls will remain effective.

Additionally, the final paragraph of Item 9A of the Company’s Form 10-K states that there were no changes in the Company’s internal control over financial reporting during its recent fiscal quarter that affected, or are reasonably likely to affect, its internal control over financial reporting.

In addition, the report of the Company’s independent public accounting firm on page F-2 of the Form 10-K makes reference to the assessment of the effectiveness of the Company’s internal control over financial reporting, as of October 31, 2008, included in the accompanying Controls and Procedures section of the Form 10-K.

It is also important to note that prior to the year ended October 31, 2006, the Company was an accelerated filer. Due to a subsequent decline in market capitalization, the Company has since been reclassified as a smaller reporting company. As such:
a.	Management prepared a full report on internal control over financial reporting for the fiscal year ended October 31, 2005 when the Company was an accelerated file. A copy of the report included in the Annual Report on Form 10-K for the fiscal year ended October 31, 2005 is enclosed herewith.

b.	This report was attested to by the Company’s independent external auditors, who determined that management’s assessment that the Company maintained effective internal control over financial reporting was fairly stated, and that the Company maintained, in all material respects, effective internal control over financial reporting based upon the framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

c.	In each quarterly and annual report since October 31, 2005, management has reported on any changes in internal control over financial reporting since that date. This statement was included in both Item 9A of the Form 10-K for the fiscal year ended October 31, 2008, and the certifications contained in Exhibits 31.1 and 31.2 thereto. Management indicated in all periods subsequent to 2005 that there had been no changes in the internal control over financial reporting.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 16, 2009

d.	Jesse Sutton, Principal Executive Officer, and John Gross, Principal Financial Officer, were the executive officers responsible for the October 31, 2005 report on internal control over financial reporting, and all updates to that report since that date.

e.	Management retained a PCAOB registered accounting firm to verify this information in each fiscal year reported upon.
As you know, contained in the certifications provided in exhibits 31.1 and 31.2, the Principal Executive and Principal Financial officers certify that they are responsible for the internal control over financial reporting.

The Company will exercise care to improve the above-referenced disclosure and make the report on internal control over financial reporting more clear and apparent in future filings, where applicable. However, since the report had been provided in the Form 10-K, and in light of the information presented above, the Form 10-K should be considered timely filed and not materially deficient.
2.	In addition to the form eligibility issue noted in the preceding comment, it is not clear to us which of the transaction requirements specified in General Instruction I.B. of Form S-3 that your transaction satisfies. Please note that if you are relying on General Instruction I.B.6, you must disclose on the outside front cover page of the prospectus the calculation of the market value of your public float and the amount of all securities offered during the prior 12 calendar months that ends on, and includes, the date of the prospectus. See Instruction 7 to General Instruction I.B.6 of Form S-3. If you believe that comment 1 is not applicable and that you are eligible to use Form S-3, please provide us with your analysis as to which requirement of Item I.B of Form S-3 that your transaction satisfies.
Response: The Company is relying on General Instruction I.B.6 to satisfy the transaction requirements. The Company will amend the front cover page of the prospectus to include the calculation of the market value of its public float and the amount of all securities offered during the 12-calendar month period ending on, and including, the date of the prospectus.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 9A. Controls and Procedures. page 39
3.	It does not appear that your management has performed its assessment of internal control over financial reporting as of October 31, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting pursuant to Item 308T of Regulation S-K. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 16, 2009

Response: The Company did perform its assessment of internal control over financial reporting for its fiscal year ended October 31, 2008. The Company hired the independent PCAOB registered accounting firm of J.H. Cohn LLP to act as experts and assist the Company in the evaluation and testing of its internal control over financial reporting in each of the fiscal years ended 2005, 2006, 2007 and 2008. The Company has enclosed herewith a statement from Glenn Davis, the engagement partner at J.H. Cohn attesting to these facts.

The Company takes its responsibility to assess its controls very seriously and has committed significant time and financial resources to this effort (and continues to do so). Under the Company’s annual program, J.H. Cohn reviews and updates documentation of its internal control over financial reporting and disclosure controls and procedures. Key findings are reviewed with management and the audit committee of the Company’s board of directors.

Additionally, as discussed above, the registered public accounting firm, Goldstein Golub Kessler LLP, audited the Company’s assessment and report on internal control over financial reporting for the fiscal year ended October 31, 2005.

The Company has performed similar assessments in each fiscal year since that date. The Company has reported each year that there were no material changes in its internal control over financial reporting.
4.	Please also explain the impact on your disclosure controls and procedures of the failure to provide management’s report on internal control over financial reporting, including your need to address this failure in future filings and your views regarding the need to revise your conclusion as to the effectiveness of your disclosure controls and procedures in your Form 10-K for the fiscal year ended October 31, 2008, and subsequent quarters.
Response: The Company believes its disclosure controls were effective at a reasonable assurance level in that they did identify the requirement for management’s report on the Company’s internal control over financial reporting. This includes the following:
•	As stated in the response to the Staff’s comment number 1, the Company believes it is materially compliant with the requirements for such report.

•	The Company’s investment of significant resources to hire and work with a PCAOB registered public accounting firm to assist it in its evaluation of its internal control over financial reporting shows that the Company took significant actions to comply with the relevant requirements.

•	The risk factor on page 12 of the Form 10-K for the year ended October 31, 2008 contains a clear acknowledgement of the Company’s obligation to report on the effectiveness of its internal control over financial reporting.

•	The Company employed qualified legal professionals to advise it as to the adequacy of its disclosures.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 16, 2009

The Company believes any shortcomings in the form of its disclosure as required under Item 308T are the result of differing interpretations of the changing requirements of small business issuers and not due to a lack of adequate disclosure controls or an omission of the report.
     Please call the undersigned at (212) 692-6731 with any comments or questions regarding the Annual Report and please send a copy of any written comments to the undersigned at the following address:
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Fax: (212) 983-3115

Very truly yours,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

/s/ Todd E. Mason

Todd E. Mason, Esq., Member

cc:	Securities and Exchange Commission (Barbara C. Jacobs, Esq. Assistant Director)

Securities and Exchange Commission (Kevin Dougherty, Esq., Staff Attorney)

Majesco Entertainment Company (Adam Sultan, Esq., General Counsel)
Encl.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 16, 2009

Management’s Report on Internal Control Over Financial Reporting included in the Company’s
Annual Report on Form 10-K for the fiscal year ended October 31, 2005
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is a process designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.
     Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Our management assessed the effectiveness of Majesco Entertainment Company’s internal control over financial reporting as of October 31, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment we believe that, as of October 31, 2005, Majesco Entertainment Company’s internal control over financial reporting is effective based on those criteria.
     Our independent registered public accounting firm that audited the consolidated financial statements has issued an audit report on our assessment of, and the effective operation of, Majesco Entertainment Company’s internal control over financial reporting as of October 31, 2005.

How Are You Managing?SM
Summary of Work Performed by J.H. Cohn LLP for
Majesco Entertainment Company
Commencing in 2005, Majesco Entertainment Company (“Majesco” or the “Company”) retained J.H. Cohn LLP (the “Firm”) to assist management in its assessment of the Company’s internal controls over financial reporting and its disclosure controls and procedures pursuant to Section 404 of the Sarbanes Oxley Act of 2002. This work is described below.
In 2005, our Firm was retained to assist management with completion of its first year of Sarbanes-Oxley (SOX) compliance. It that first year, the Company complied with its SOX requirement as an SEC accelerated filer. In the following three years, while no longer classified as an accelerated filer, the Company continued to retain J.H. Cohn to assist management in its assessment of its internal controls over financial reporting.
Outlined below is a summary of that work performed:
Work completed for the year ending October 31, 2008
Work was done to support management’s Sarbanes-Oxley Section 404a review of internal controls over financial reporting.
An updated entity-wide risk assessment was developed that included consideration of both quantitative and qualitative risk factors, including consideration of the potential for material misstatements due to fraud.
Narrative documentation and risk control matrices from the prior year were updated.
Effectiveness tests of controls were performed in the following areas:
•	Entity Level Controls

•	IT Data Center Controls

•	Financial Statement Close

•	Cash

•	Factoring

•	Accounts Payable

•	Inventory

J.H. Cohn LLP
Summary of Work Performed for Majesco Entertainment Co.
July 16, 2009

•	Accounts Receivable and Revenue

•	Equity
Work performed for the years ending October 31, 2006 and 2007:
J.H. Cohn continued to support management in its assessment of internal controls, updating narrative documentation that had been developed for fiscal year 2005 and identifying and testing key controls.
Work performed for the year ending October 31, 2005
In 2005 J.H. Cohn supported management in its performance of a comprehensive examination of the Company’s internal controls over financial reporting using the COSO framework of internal controls. For fiscal year 2005 the Company was required to file as an accelerated filer.
Our work was divided into four phases:
PHASE I: An overall assessment of compliance readiness (gap analysis)
PHASE II: The documentation, evaluation, and testing of internal controls and procedures
PHASE III: The remediation and re-testing of all identified deficiencies
PHASE IV: Development of all requisite corporate governance documentation
The engagement included review of the following assessment areas:
•	Cash

•	Inventory

•	Software Development Costs and Licenses

•	Debt (Factoring and Financing)

•	Accounts Payable and Accrued Expenses

•	Equity

•	Revenue and Accounts Receivable

•	Payroll

•	Financial Statement Closing (Disclosure Controls and Procedures)

•	Related Party Transactions

•	Taxes

J.H. Cohn LLP
Summary of Work Performed for Majesco Entertainment Co.
July 16, 2009

•	Information Technology

•	Majesco Europe

Glenn C. Davis, Partner
J.H. Cohn LLP
Roseland, NJ
July 16, 2009